Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Joint Proxy Statement/Prospectus of Extra Space Storage Inc. and Life Storage, Inc. for the registration of Extra Space Storage Inc.’s common stock and to the incorporation by reference therein of our reports dated February 24, 2023, with respect to the consolidated financial statements of Life Storage, Inc. and Life Storage LP, and the effectiveness of internal control over financial reporting of Life Storage, Inc. and Life Storage LP, included in their Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Buffalo, New York
May 23, 2023